[DR Letterhead]
September 4, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attn: Stephen Krikorian, Accounting Branch Chief

Re:	Digital River, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended March 31, 2007
File No. 000-24643
Dear Mr. Krikorian:
     On behalf of Digital River, Inc., a Delaware corporation (the “Company” or “Digital River”), I am writing in response to your comment letter dated June 7, 2007 (the “Comment Letter”) regarding with the Company’s disclosures in its Form 10-K for the fiscal year ended December 31, 2006 (“Form 10-K”) and its Form 10-Q for the quarterly period ended March 31, 2007 (“Form 10-Q”).
     Response to Staff Comments
     The Company acknowledges the Staff’s comments and respectfully submits the following responses. The text of the Staff’s comments has been reproduced below, for your convenience.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Results of Operations, page 32
     1. In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Tell us what consideration you gave to quantifying the amount of the change that was due to each of the factors or events that

Securities and Exchange Commission
September 4, 2007

you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):
•	The increase in net sales from fiscal year 2004 through fiscal year 2006 was attributable to a few factors listed in the disclosures. In addition to quantifying each of those factors, the narrative should discuss the underlying activities that are generating the increase in revenues. That is, the discussion should explain how the factors identified correlate to the increase in revenue. For example, consider an analysis of the number of downloads or instructions transmitted to third parties for fulfillment and the amount earned from other services such as paid search advertising (see your page 6 that seems to describe how the company generates revenue);

•	The increase in direct cost of services between fiscal year 2005 and fiscal year 2006. As part of the quantification disclosure, consider providing information discussing the increase in personnel including how many new clients have been added or an analysis of the increase in transaction volume which led to the personnel increase;
     Refer to Section III.D of SEC Release 34-48960. Revise future filings accordingly.
     Response
     The Company respectfully submits that it has given consideration to quantifying the amount of the change in the Company’s results of operations due to certain significant factors or events. For example, in the Form 10-K, under the heading “Results of Operations — Revenue,” the Company quantified, on a percentage basis, the amounts contributed to the total revenue in each of 2004, 2005 and 2006 by the Company’s international sales, as well as resulting from acquisitions, which were two of the factors contributing to the changes in the results of operations.
     The Company further respectfully submits that the largest contributing factor to the growth of its revenue is the increased online activity across its growing client base, which includes software publishers, such as Symantec Corporation, the Company’s largest client, and online retailer clients, such as Best Buy Co. Inc. and Circuit City Stores Inc. The services that the Company provides to these clients vary from client to client and from period to period, and include design, development and hosting of online stores, store merchandising and optimization, order management, fraud prevention screening, export controls and management, tax compliance and management, digital product delivery via download, physical product fulfillment, multi-lingual customer service, online marketing including e-mail marketing, management of paid search programs, website optimization, web analytics, and reporting. There is no one particular service that alone materially contributes to the Company’s revenue growth, rather it is the breadth and variability of the Company’s offerings that contribute to the Company’s ability to engage new clients and expand the scope of its services to the existing clients. For example, as the Company disclosed in the Form 10-K and the Form 10-Q, the Company’s revenue from its

Securities and Exchange Commission
September 4, 2007

largest client, Symantec, has grown as a result of the continued expansion over the years in the services that the Company provides to Symantec. In addition, during 2004 through 2006, the Company added approximately 450 total new clients in the software publishers and online retailer categories. Accordingly, this growth in the number of clients and the increased online activity by these clients resulted in the Company’s need to increase its personnel to serve these clients and process the increased transaction volume. More recently, the Company believes that another contributing factor to revenue growth has been through establishing new channels for on-line distribution of products for existing clients.
     The Company respectfully submits that in its future filings with the Commission it will provide additional quantifying information and analysis with respect to the material factors contributing to the changes in revenue, provided that the Company reserves the right to refrain from disclosing such details about its business that would cause competitive harm to the Company without providing the investors with any improved understanding of the Company’s financial information and business operations. The Company will also continue to provide the disclosure with respect to the contributions to revenue from its international sales and from acquisitions, to the extent material in any particular period.
     Similarly, the Company will provide additional quantifying information and analysis with respect to the changes in the direct cost of services, network and infrastructure, sales and marketing, product research and development, and general and administrative line items resulting from any material changes in the headcount and salary of its personnel, including from acquisitions, if any, as well as in the stock-based compensation. In addition, the Company will plan to quantify the amount of credit card and processing fees that contribute significantly to its sales and marketing expenses.
     The Company will revise its future filings accordingly.
     Disclosure Controls and Procedures, Page 59
     2. We note your disclosure that “[b]ased on their evaluation of [y]our disclosure controls and procedures conducted as of December 31, 2006, [y]our Executive Officer and Chief Financial Officer have concluded that [y]our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) were effective at reasonable assurance levels to ensure that the information required to be disclosed by [you] in this Form 10-K was recorded, processed, summarized and reported within the time periods specified in the rules and instructions for Form 10-K.” Confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). We note similar disclosure in your Form 10-Q for the fiscal year ended March 31, 2007. Revise future filings accordingly.

Securities and Exchange Commission
September 4, 2007

     Response
     The Company hereby respectfully confirms that its officers also concluded that the Company’s disclosure controls and procedures are effective, at reasonable assurance levels, to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company will revise its future filings accordingly.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.
     Please direct any further questions or comments concerning this response letter to me at (952) 540-3050.

Sincerely, Digital River, Inc.
By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:	Jason Niethamer, Securities and Exchange Commission
Thomas M. Donnelly, Chief Financial Officer, Digital River, Inc.